April 25, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Alison White

Re:	Hercules Capital, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 17, 2023

File No. 814-00702

Ladies and Gentlemen,

On behalf of our client, Hercules Capital, Inc. (the “Company”), we are responding to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) as communicated via telephone on April 21, 2023.

Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comment is repeated below in bold type, followed by the Company’s response to the comments.

Preliminary Proxy Statement on Schedule 14A

Regarding the Virtual Meeting

1.

Please confirm supplementally that holding a meeting by means of remote communication is consistent with applicable state law and the Company’s governing documents with citations to the language in such documents.

Response: The Company respectfully confirms that, pursuant to Section 2-503(b)(1) of the Maryland General Corporation Law (the “MGCL”), the board of directors of a Maryland corporation, if it is otherwise authorized to determine the place of a meeting of stockholders, may determine that “the meeting not be held at any place but instead may be held solely by means of remote communication”. Pursuant to Article II, Section 1 of the Company’s bylaws, the board is authorized to determine the place of a meeting of stockholders.

2.

Please advise whether you contemplate any intentional changes to the meeting experience when compared to an in-person meeting. For example, will investors be able to ask questions or make statements to the same extent as at an in-person meeting?

Response: The Company respectfully advises the Staff that no material changes to the meeting experience from in-person meetings are contemplated, other than the fact that the meeting will be conducted virtually. Investors will be given an opportunity to ask questions and make statements during the course of the meeting, consistent with an in-person meeting. The Company believes that a virtual meeting provides a better opportunity for increased attendance as compared to in-person attendance at the Company’s offices in Palo Alto and has successfully conducted its annual meetings virtually for the past several years.

3.	Please consider providing a technical assistance phone number for investors to use if they experience “day of problems” logging on, hearing or being heard at the meeting.

Response: The Company respectfully acknowledges the Staff’s comment and will include a instructions with respect to technical assistance in the definitive proxy statement.

Page 10 – Corporate Responsibility and Sustainability

4.

We note that portions of the Corporate Responsibility and Sustainability practices relate to your overall investment strategy and philosophy. We also note that you periodically sell securities off of a shelf registration statement.    Please confirm the statements here are and will be consistent in all material respects with prospectus disclosure on these topics.

Response: The Company respectfully confirms that the statements in the Preliminary Proxy Statement are and will be consistent in all material respects with prospectus disclosure on these topics.

5.

In correspondence please tell us how much the BDC spent last year matching employee contributions as well as any policies and procedures in place for ensuing such contributions are appropriate and consistent with 40 Act requirements.

Response: The Company respectfully informs the Staff that it has spent approximately $1,510,562 during the fiscal year ended December 31, 2022 in matching employee contributions. Employee matching contributions are paid in cash (not stock), are not in any way based on Company performance or profits, and are not limited by the Investment Company of 1940 Act (the “1940 Act”) restrictions related to either equity or option grants or profit-sharing arrangements.

Page 51 – Principal Accountant Fees and Services

6.	Are there any non-audit fees disclosable pursuant to Item 9(e)(7) of Schedule 14A? Please advise or revise.

Response: The Company respectfully advises the Staff that it will include any non-audit fees disclosable pursuant to Item 9(e)(7) of Schedule 14A in the definitive proxy statement.

*        *         *

Please contact me at (215) 994-2277 if you have any questions regarding the foregoing.

Sincerely,

/s/ Ian Hartman

Ian Hartman, Esq., Dechert LLP

cc:	(via email)

Kiersten Zaza Botelho, General Counsel

Jay Alicandri, Esq., Dechert LLP

William Bielefeld, Esq., Dechert LLP

Anna Tomczyk, Esq., Dechert LLP